

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 10, 2015

Jeffrey G. Ludwig
Executive Vice President and Chief Financial Officer
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, Illinois 62401

> **Re: Midland States Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 13, 2015**
> **CIK No. 0001466026**

Dear Mr. Ludwig:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary
Our Growth and Earnings, page 4

2. We note the statement that you expect to open a new location in the St. Louis market in 2016. Briefly describe the anticipated costs to open this new location and indicate the source of funds.

Risks Relating to Our Company, page 8

3. We note the risk factor disclosure on page 24 concerning the possible need to raise additional capital, please clarify here or elsewhere whether management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for the next twelve months.

Cautionary Note Regarding Forward-Looking Statements, page 37

4. Please revise to delete references to Sections 27A and 21E or disclose that those sections do not apply to IPO offering like the current offering.

Use of Proceeds, page 39

5. We note the disclosure here and in the summary that proceeds will be used to support the growth initiatives of the Bank. Revise your disclosure, as appropriate, to provide specific, detailed disclosure on any plans for particular de novo branches or for expenses facilitating growth for which proceeds may be used. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 83

6. Please revise to include in tabular format, additional information for each of the periods presented, to disclose, by loan type, the loans acquired, which are accounted for at fair value, and the organically originated loans held in the portfolio.

Problem Loans, page 95

7. Please consider revising the table to disclose information relating to both special mention and substandard loans for each of the periods presented as was done for the September 30, 2015 period.

Business, page 116

8. Please include a discussion of your market area that includes material demographic information and trends.

Our Principal Businesses, 120

9. Please describe here or with the MD&A loan disclosure beginning on 83 the inherent risks of each loan type, noting which are at higher risk.

Traditional Community Banking, page 120

10. We note the statement in the first sentence: "[O]ur traditional community banking business primarily consists of commercial and retail lending and deposit taking, with a total loan portfolio of $2.0 billion." The disclosure that follows quantifies and describes only $1.6 billion of loans. Please revise or advise.

Management

Board of Directors, page 142

11. Please expand the business experience disclosure for Messrs. McDaniel, McDonnell, Miller and Schiffer to state the date they began their current occupation or to otherwise provide five years of business experience required by Item 401(e) of Regulation S-K.

Executive Compensation, page 152

12. We note the description of the cash bonus program on page 153 and that bonuses were paid for 2013 and 2014. Please describe more specifically how these bonuses are determined.

Certain Relationships And Related Party Transactions, page 164

Leases, page 166

13. Please tell us what consideration you have given to filing the leases with insiders as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Underwriting, page 181

14. Disclose if true that the underwriters are obligated to purchase all of the shares of common stock offered by this prospectus if any of the shares are purchased. Please refer to Item 508(a) of Regulation S-K.

You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551- 3752 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc: Bill Fay, Esq. (*Via E-mail)*